

June 28, 2011

Mr. Brett Wimberley
Chief Financial Officer
Access Plans, Inc.
900 36th Avenue NW, Suite 105
Norman, OK 73072

   Re: **Access Plans, Inc.**
     Form 10-K/A for Fiscal Year Ended September 30, 2010
     Filed June 24, 2011
     Form 10-Q/A for Fiscal Quarter Ended December 31, 2010
     File No. 0-30099

Dear Mr. Wimberley:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage for

        Larry Spirgel
        Assistant Director